UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEMET CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER))

KEMET CORPORATION
(NAME OF FILING PERSON (ISSUER))

2.25% Convertible Senior Notes due 2026

(Title of Class of Securities)

488360 AA6
488360 AB4

(CUSIP Number of Class of Securities)

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681
(864) 963-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy  to:

H. Kurt von Moltke, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee
$70,415,625	$3,931

(*)         Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $175,000,000 principal amount of 2.25% Convertible Senior Notes due 2026 plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment, at the tender offer price of $400 per $1,000 principal amount. The amount of the filing fee, $55.80 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$2,942	Filing party:	KEMET Corporation
Form or Registration No.:	SC TO-I	Date filed:	May 5, 2009

☐                        Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (the “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by KEMET Corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the “Tender Offer”) to purchase for cash any and all outstanding 2.25% Convertible Senior Notes due 2026 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2009, as amended by Amendment No. 1 to the Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 19, 2009, by Amendment No. 2 to the Schedule TO filed by the Company with the SEC on June 3, 2009 and by this Amendment (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which are Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively.  Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase.  Except as set forth in this Amendment, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase.

The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in the Schedule TO to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  All references herein to page numbers and sections in the Offer to Purchase refer to page numbers and sections in that document as it was filed with the SEC as exhibit (a)(1)(i) to the Schedule TO on May 5, 2009.

Item 1.            Summary Term Sheet

The Offer to Purchase, the Letter of Transmittal and Item 1 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following language thereto:

“Amendments to Purchase Price and Minimum Tender Condition; Extension of Expiration Date

On June 8, 2009, the Company issued a press release announcing that it is increasing the purchase price pursuant to the Tender Offer from $300 per $1,000 principal amount of Notes plus accrued and unpaid interest up to, but not including, the date the Notes are purchased, to $400 per $1,000 principal amount of Notes, plus accrued and unpaid interest up to, but not including, the date the Notes are purchased. The Company also announced that it is decreasing the Minimum Tender Condition pursuant to the Tender Offer from $166,250,000 in aggregate principal amount of Notes (representing 95% of the outstanding Notes) being validly tendered and not validly withdrawn to $122,500,000 in aggregate principal amount of Notes (representing 70% of the outstanding Notes) being validly tendered and not validly withdrawn. The Company further announced that it is extending the Expiration Date from 11:59 p.m., New York City time, on June 12, 2009 to 11:59 p.m., New York City time, on June 19, 2009. Holders may withdraw tendered Notes at any time on or before the Expiration Date, as extended.

Accordingly, all references in the Offer to Purchase, the Letter of Transmittal and the Schedule TO to a purchase price of $300 per $1,000 principal amount of Notes or a Minimum Tender Condition of $166,250,000 in aggregate principal amount of Notes (representing 95% of the outstanding Notes) being validly tendered and not validly withdrawn shall instead be deemed to be references to a purchase price of $400 per $1,000 principal amount of Notes and a Minimum Tender Condition of $122,500,000 in aggregate principal amount of Notes (representing 70% of the outstanding Notes) being validly tendered and not validly withdrawn, respectively. Further, references to an Expiration Date of 11:59 p.m., New York City time, on June 12, 2009, shall instead be deemed to be references to an Expiration Date of 11:59 p.m., New York City time, on June 19, 2009.

Amendments to the Platinum Credit Facility

In connection with the increase of the purchase price and reduction to the Minimum Tender Condition described above, on June 7, 2009, the Company and certain of its subsidiaries entered into an Amended and Restated Credit Agreement with K Financing, LLC, an affiliate of Platinum Equity Capital Partners II, L.P. (the “Amended and Restated Platinum Credit Facility”). The Amended and Restated Platinum Credit Facility amends, restates, replaces and supersedes in its entirety the Credit Agreement, dated as of May 5,

2009, by and among the Company, K Financing, LLC and the other parties thereto (the “Platinum Credit Facility”). The Amended and Restated Platinum Credit Facility, among other matters:

•      increases the potential size of the term loan facility made available, subject to certain terms and conditions, under the Platinum Credit Facility from $52,500,000 to $60,250,000;

•      requires the use of up to $9,750,000 of the Company’s internal cash on hand for purchases of Notes validly tendered and not validly withdrawn pursuant to the Tender Offer if more than $150,625,000 aggregate principal amount of the Notes have been validly tendered and not validly withdrawn and all funds under the term loan facility under the Amended and Restated Platinum Credit Facility have been disbursed;

•      requires the Company to make all monthly interest payments on the term loan facility in cash until the one-year anniversary of the consummation of the Tender Offer, after such anniversary, the Company may make interest payments in cash and payment-in-kind;

•      amends the maturity date for the term loan facility, the line of credit loans and the working capital loans to March 1, 2011 in the event that more than $8,750,000 in aggregate principal amount of Notes remain outstanding at that time (if the aggregate principal amount of Notes outstanding at March 1, 2011 is less than or equal to $8,750,000 the maturity date for the term loan facility will remain November 15, 2012 and the maturity date for the line of credit loans and the working capital loans will be July 15, 2011); and

•      provides a success fee of $5,000,000, payable to K Financing, LLC at the time of repayment in full of the term loan facility, whether at maturity or otherwise.

Accordingly, all references in the Offer to Purchase, the Letter of Transmittal and the Schedule TO to the size of the term loan facility made available by K. Financing, LLC of up to $52,500,000 shall instead be deemed to be references of up to $60,250,000 and all references to the Platinum Credit Facility shall instead be deemed to be references to the Amended and Restated Platinum Credit Facility.

Amendments to Closing Warrant and Termination Warrant

In addition, the Amended and Restated Platinum Credit Facility provides that the warrant to purchase up to 80,544,685 shares of our common stock, subject to certain adjustments (the “Closing Warrant”), representing approximately 49.9% of our outstanding common stock on a post-Closing Warrant basis, which the Company previously agreed to grant K Financing, LLC upon consummation of the Tender Offer and the closing of the term loan under the Platinum Credit Facility, would be amended to provide for an upward adjustment to the number of shares issuable, and a downward adjustment of the exercise price, so long as any Notes remain outstanding (excluding for this purpose any Notes beneficially owned by Platinum Equity Capital Partners II, L.P., K Financing, LLC, or any of their affiliates), in the event of certain issuances by the Company of additional shares of common stock (whether or not K Financing, LLC agrees to such future issuance) such that the Closing Warrant shall continue to represent the right to purchase up to 49.9% of our outstanding common stock on a post-Closing Warrant basis at a maximum aggregate purchase price of $40,272,343.

The Amended and Restated Platinum Credit Facility further provides that the warrant to purchase up to 4,442,047 shares of our common stock, subject to certain adjustments (the “Termination Warrant”), representing approximately 5.0% of our outstanding common stock on a fully-diluted, post-Termination Warrant basis, which the Company previously agreed to grant K Financing, LLC if the Tender Offer is not consummated, would be amended to decrease the exercise price from $0.69 per share to $0.49 per share (the closing price of KEMET’s common stock on June 5, 2009).  Accordingly, all references in the Offer to Purchase and the Schedule TO to an exercise price of the Termination Warrant of  $0.69 per share shall instead be deemed to be references to $0.49, per share.

The information provided in Item 11 is incorporated herein by reference into this Item 1. The foregoing summary is qualified in its entirety by reference to the Amended and Restated Platinum Credit Facility, the Form of Closing Warrant and the Form of Termination Warrant, copies of which are filed as Exhibits (b)(1), (d)(8) and (d)(9) to this Schedule TO, and which are incorporated herein by reference.  Further modifications to the Offer to Purchase, the Letter of Transmittal and the Schedule TO in respect of the foregoing amendments are reflected in Item 11 hereof.

Item 4.            Terms of the Transaction.

The information provided in Item 1 is incorporated herein by reference into this Item 4.

Item 5.            Past Contracts, Transactions, Negotiations and Agreements.

The information provided in Item 1 is incorporated herein by reference into this Item 5.

Item 6.            Purposes of the Transaction and Plans or Proposals.

The information provided in Item 1 is incorporated herein by reference into this Item 6.

Item 7.            Sources and Amount of Funds or Other Consideration.

The information provided in Item 1 is incorporated herein by reference into this Item 7.

Item 11.          Additional Information.

(b)         Other Material Information. Item 11(b) of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

(i)   The first sentence to the second paragraph under the caption “SUMMARY TERM SHEET—Purpose of the Tender Offer; Sources and Amount of Funds” on page 1 is amended and restated by replacing it with the following sentence:

“We intend to finance the purchase of the Notes pursuant to the tender offer with borrowings under the term loan under the Amended and Restated Platinum Credit Facility and internal cash on hand.”

(ii)   The paragraph under the caption “SUMMARY TERM SHEET—Amendments to the UniCredit Facilities” on page 2 is amended by inserting the following sentence after the fourth sentence thereto:

“Furthermore, if the Amended and Restated Platinum Credit Facility is terminated prior to November 15, 2012, the UniCredit Amendments will likewise terminate.”

(iii)   The third sentence under the caption “ANSWERS TO QUESTIONS YOU MAY HAVE—Does KEMET have the financial resources to pay for the tendered Notes?” on page 8 is amended and restated by replacing it with the following sentences:

“We intend to finance the purchase of the Notes pursuant to the tender offer with borrowings of up to $60,250,000, under the term loan under the Amended and Restated Platinum Credit Facility. If more than $150,625,000 aggregate principal amount of the Notes have been validly tendered and not validly withdrawn and all funds under the term loan portion of the Amended and Restated Platinum Credit Facility have been disbursed, we intend to use up to $9,750,000 of KEMET’s internal cash on hand to pay for the purchase of Notes. We intend to use internal cash on hand to pay accrued and unpaid interest up to, but excluding, the date on which the Notes are purchased.”

(iv)   The third paragraph under the caption “KEMET—Amendments to the UniCredit Facilities” on page 15 is hereby amended by inserting the following sentence after the fourth sentence thereto:

“Furthermore, if the Amended and Restated Platinum Credit Facility is terminated prior to November 15, 2012, the UniCredit Amendments will likewise terminate.”

(v)   The second paragraph under the caption “KEMET—Agreements with Platinum Equity” is amended and restated by replacing it with the following paragraph:

“At the Company’s option, the term loan facility will accrue interest at a rate of 9% if the Company elects to make interest payments solely in cash. If the Company elects to make interest payments in cash and payment-in-kind (PIK), interest on the term loans will accrue at the rate of 12% per annum, with the cash portion thereof accruing at 5% and the PIK portion thereof accruing at 7% per annum. Pursuant to the terms of the Amended and Restated Platinum Credit Facility, the Company is required to make all monthly interest payments on the term loan facility in cash until the one-year anniversary of the consummation of the tender offer, after such anniversary, the Company may elect to make interest payments in cash and PIK. The working capital loan and the line of credit loans will accrue interest at a rate equal to the greater of (i) LIBOR + 700 basis points, or (ii) 10%, payable monthly in arrears. The term loan, the line of credit loans and the working capital loans will mature on March 1, 2011 in the event that more than $8,750,000 in aggregate principal amount of Notes remain outstanding at that time. If the aggregate principal amount of Notes outstanding at March 1, 2011 is less than or equal to $8,750,000, the term loan will mature on November 15, 2012 and the line of credit loans and working capital loans will mature on July 15, 2011. The term loan contains a success fee in the amount of $5,000,000 payable to K Financing, LLC at the time of repayment in full of the term loan, whether at maturity or otherwise. Our ability to draw funds under the Amended and Restated Platinum Credit Facility is conditioned upon, among other matters:

•      consummation of the tender offer in accordance with the terms of this Offer to Purchase or otherwise in a manner satisfactory to K Financing, LLC;

•      execution and delivery of the Closing Warrant and Investor Rights Agreement;

•      entry into and effectiveness of  the UniCredit Amendments;

•      the representations and warranties made by KEMET in the Amended and Restated Platinum Credit Facility continuing to be correct in all material respects;

•      delivery of customary officers’ certificates, financial statements, evidence of insurance and legal opinions;

•      the absence of certain defaults under the Amended and Restated Platinum Credit Facility and other existing debt arrangements;

•      the absence of government restrictions to fund the Amended and Restated Platinum Credit Facility;

•      the payment of certain fees and expenses incurred in connection with the Amended and Restated Platinum Credit Facility; and

•      the perfection of K Financing, LLC’s security interest in certain of the collateral pledged under the Amended and Restated Platinum Credit Facility.

(vi)   The first and second sentences to the first paragraph under the caption “SOURCES AND AMOUNT OF FUNDS” on page 18 are amended and restated by replacing them with the following sentences:

“Assuming all outstanding Notes are tendered pursuant to the tender offer and accepted for payment on June 22, 2009 at a price of $400 per $1,000 of the principal amount of the Notes tendered, we will need approximately $70,000,000 to purchase all of the Notes and $415,625 to pay all accrued and unpaid interest up to, but excluding, the date on which the Notes are purchased. We intend to finance the purchase of the Notes pursuant to the tender offer with borrowings of up to $60,250,000, under the term loan under the Amended and Restated Platinum Credit Facility. If more than $150,625,000 aggregate principal amount of the Notes have been validly tendered and not validly withdrawn and all funds under the term loan portion of the Amended and Restated Platinum Credit Facility have been disbursed, we intend to use up to $9,750,000 of KEMET’s internal cash on hand.  We intend to use internal cash on hand to pay accrued and unpaid interest up to, but excluding the date on which the Notes are purchased.”

(vii) The text in the section entitled “PRO FORMA CAPITALIZATION OF KEMET” on pages 28 and 29 is amended and restated by replacing it with the following:

“The following table sets forth as of December 31, 2008, our cash and cash equivalents and consolidated capitalization on an actual basis and on a pro forma basis giving effect to the tender offer and related transactions, including entry into the Amended and Restated Platinum Credit Facility as if it had occurred on December 31, 2008, with $175,000,000 principal amount of Notes (representing 100% of the outstanding Notes) being tendered pursuant to the tender offer and accepted for purchase at a price of $400 per $1,000 of the principal amount tendered.

	As of December 31, 2008
	Actual	Pro Forma
	($ in thousands)
Cash and cash equivalents(1)	$25,387	$24,637

Long-term debt (including current maturities):
Convertible notes due 2026(2)	$175,000	$—
Secured credit facilities:
UniCredit Facility A(3)	83,502	83,502
UniCredit Facility B(4)	48,710	48,710
Amended and Restated Platinum Credit Facility(5)
Term Loan(6)	—	60,250
Working Capital Loans(7)	—	9,000
Line of Credit Loans(8)	—	10,000
Vishay Facility(9)	15,000	15,000
Other	18,429	18,429
Total debt	$340,641	$244,891
Total stockholders’ equity	$238,987	$334,737	(1)
Total capitalization	$579,628	$579,628

(1)

Assumes that the Closing Warrant is not exercised; that all funds used to repurchase the Notes were provided under the term loan of the Amended and Restated Platinum Credit Facility and $9,750,000 of KEMET’s internal cash on hand; and the receipt of $9,000,000 in working capital loans under the Amended and Restated Platinum Credit Facility after the consummation of the tender offer.

(2)

Reflects the principal amount of the Notes outstanding as of December 31, 2008 and, on a pro forma basis, after assuming $175,000,000 principal amount of the Notes (representing 100% of the outstanding Notes) are tendered and purchased.

(3)

Represents amounts outstanding of €60,000,000 under Facility A with UniCredit. The Company closed on Facility A on October 21, 2008. Facility A is effective for a four-and-one-half year term with the first payment made on April 1, 2009, and terminates on April 1, 2013. If the tender offer is consummated, the Facility A Amendment will extend the amortization schedule of Facility A. For a further description of Facility A, see “KEMET—Amendments to the UniCredit Facilities.”

For purposes of presenting in U.S. dollars the amounts outstanding and the amounts available for borrowing under UniCredit Facility A as of December 31, 2008, we have used the European Central Bank (“ECB”) reference rate, which is based on the regular daily concertation procedure between central banks within and outside the European System of Central banks, which normally takes place at 2:15 p.m., ECB time, each day. The ECB reference rate used above is €1.00 to $1.397.

(4)

Facility B is a short-term credit facility with UniCredit with a scheduled maturity date of July 1, 2011 which will extend to April 1, 2013 pursuant to the Facility B Amendment if the tender offer is consummated. For a further description of Facility B, see “KEMET—Amendments to the UniCredit Facilities.”

For purposes of presenting in U.S. dollars the amounts outstanding and the amounts available for borrowing under UniCredit Facility B as of December 31, 2008, we have used the ECB reference rate, which is based on the regular daily concertation procedure between central banks within and outside the European System of Central banks, which normally takes place at 2:15 p.m., ECB time, each day. The ECB reference rate used above is €1.00 to $1.397.

(5)

In addition to the term loans, working capital loans and line of credit loans provided below, the Amended and Restated Platinum Credit Facility also includes an uncommitted accordion feature that would allow the aggregate amount of line of credit loans to be increased by up to an additional $40,000,000, subject to being made available in the discretion of K Financing, LLC and UniCredit.

(6)

The Amended and Restated Platinum Credit Facility includes a term loan of up to $60,250,000, that is reflected in the amount outstanding above that must be used to purchase the Notes and will be funded, subject to the terms and conditions of the Amended and Restated Platinum Credit Facility, only to the extent required to purchase Notes accepted for purchase pursuant to this tender offer. The term loan portion of the Amended and Restated Platinum Credit Facility will mature on March 1, 2011 in the event that more than $8,750,000 in aggregate principal amount of Notes remain outstanding at that time. If the aggregate principal amount of Notes outstanding at March 1, 2011 is less than or equal to $8,750,000 the term loan will mature on November 15, 2012. The amount reflected above does not include possible discount to be accreted over the life of the term loan to account for any discount so determined.

(7)

The Amended and Restated Platinum Credit Facility includes working capital loans of up to $12,500,000 that will mature on March 1, 2011 in the event that more than $8,750,000 in aggregate principal amount of Notes remain outstanding at that time, or on July 15, 2011 otherwise. The amount outstanding represents borrowings of $9,000,000 under the working capital loan after the consummation of the tender offer to meet working capital needs.

(8)

The Amended and Restated Platinum Credit Facility includes line of credit loans of up to $12,500,000 that will mature on March 1, 2011 in the event that more than $8,750,000 in aggregate principal amount of Notes remain outstanding at that time, or on July 15, 2011 otherwise. The amount outstanding represents borrowings of $10,000,000 under the line of credit loan for payment of expenses incurred in connection with this offering and the related transactions.

(9)	Represents amounts outstanding pursuant to our $15,000,000 credit facility with Vishay. The entire principal amount of $15,000,0000 matures on September 15, 2011 and can be prepaid without penalty.”

(viii)   The third bullet point in the second paragraph under the caption “AVAILABLE INFORMATION AND INCORPORATION OF DOCUMENTS BY REFERENCE” on page 33 of the Offer to Purchase is hereby amended by deleting the bullet point in its entirety and replacing it as follows:

•                  Current Reports on Form 8-K filed with the SEC on April 25, May 12, June 5, June 18, July 7, July 15, July 31, July 31, August 1 (with respect to Item 2.05 only), August 27, September 18, September 24, September 30, October 27, November 4 and December 23, 2008, and January 7, April 9, April 23, May 5 and June 8, 2009 and Exhibit 99.1 to our Current Report on Form 8-K furnished to the SEC on May 19, 2009.

Item 12.                           Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(7)	Press Release, dated June 8, 2009.
(b)(1)	Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto.
(d)(8)	Form of Closing Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(9)	Form of Termination Warrant to K Financing, LLC for Purchase of Stock of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2009

KEMET CORPORATION

By:	/s/ William M. Lowe, Jr.
Name:	William M. Lowe, Jr.
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated May 5, 2009.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated May 5, 2009.
(a)(6)*	Press Release, dated June 3, 2009.
(a)(7)**	Press Release, dated June 8, 2009.
(b)(1)**	Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto.
(d)(1)*

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(2)*

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(3)*	1992 Executive Stock Option Plan, (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(4)*

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(5)*

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(6)*

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(7)*	2004 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(8)**	Form of Closing Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(9)**	Form of Termination Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(10)*	Form of Investor Rights Agreement, by and between the Company and K Financing, LLC.
(d)(11)*	Form of Corporate Advisory Services Agreement, by and between the Company and Platinum Equity Advisors, LLC.
(g)	None.
(h)	None.

*                    Previously filed.

**                  Filed herewith.